

June 16, 2010

Michael D. Murphy
Chief Executive Officer
Fairway Properties, Inc.
1357 Ocean Avenue
Santa Monica, CA 90401

> **Re:** **Fairway Properties, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed June 1, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 000-53835**

Dear Mr. Murphy:

We have reviewed the above referenced filings and response letter dated June 1, 2010, and have the following comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended March 31, 2010

Item 4T. Controls and Procedures, page 5

1. Revise to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the company's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. We refer you to Item 307 of Regulation S-K and Item 4T of Form 10-Q.

Exhibit 31.1

2. We note that you refer to internal control over financial reporting in paragraph 4 of your Section 302 Certifications and you also included paragraph 4(b), despite the fact that you are not yet required to comply with Section 404 of the Sarbanes Oxley Act. Tell us what consideration you have given to the guidance in Section III.E of Release 33-8238 when

choosing to reference the Company's internal control over financial reporting in your Section 302 Certifications.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545. If you need further assistance, you may contact me at (202) 551-3483.

Sincerely,

Katherine Wray
Attorney Adviser

cc: Via facsimile to: (303) 431-1567
Michael A. Littman